UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR

PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☐	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from March 1, 2007 to December 31, 2007

Commission file number: 1-5418

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SUPERVALU WHOLESALE EMPLOYEES’ 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SUPERVALU INC.

11840 Valley View Road

Eden Prairie, Minnesota 55344

SUPERVALU WHOLESALE EMPLOYEES’ 401(k) PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

The Retirement & Savings Plans Administrative Committee

SUPERVALU INC.

Eden Prairie, Minnesota:

We have audited the accompanying statements of net assets available for benefits of the SUPERVALU Wholesale Employees’ 401(k) Plan (the “Plan”) as of December 31, 2007 and February 28, 2007 and the related statement of changes in net assets available for benefits for the period from March 1, 2007 to December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and February 28, 2007, and the changes in net assets available for benefits for the period from March 1, 2007 to December 31, 2007, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Minneapolis, Minnesota

June 30, 2008

SUPERVALU WHOLESALE EMPLOYEES’ 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2007 AND FEBRUARY 28, 2007

	December 31, 2007	February 28, 2007
ASSETS:
Plan’s interest in Bank of New York Master Trust, at fair value	$—	$15,806,957
Loans to participants	—	757,195
Employer contribution receivable	—	2,917
Participant contributions receivable	—	14,314

Total assets	—	16,581,383
LIABILITIES — Administrative expenses payable	—	(777)

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	—	16,580,606

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	—	74,699

NET ASSETS AVAILABLE FOR BENEFITS	$—	$16,655,305

See accompanying notes to the financial statements.

SUPERVALU WHOLESALE EMPLOYEES’ 401 (k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE PERIOD FROM MARCH 1, 2007 TO DECEMBER 31, 2007

ADDITIONS:
Investment income:
Plan’s interest in Bank of New York Master Trust investment income	$713,136
Interest on loans to participants	51,316

Net investment income	764,452

Contributions:
Employer	207,241
Participants’	1,100,690

Total contributions	1,307,931

Transfers from other plans within the Bank of New York Master Trust, net	349,235

Total additions	2,421,618
DEDUCTIONS:
Benefits paid to participants	(1,393,164)
Administrative expenses	(79,366)
Merger into SUPERVALU Pre-Tax Savings and Profit Sharing Plan	(17,604,393)

Total deductions	(19,076,923)

NET DECREASE	(16,655,305)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of period	16,655,305

End of period	$—

See accompanying notes to the financial statements.

SUPERVALU WHOLESALE EMPLOYEES’ 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND FEBRUARY 28, 2007,

AND FOR THE PERIOD FROM MARCH 1, 2007 TO DECEMBER 31, 2007

1.	Description of Plan

The following description of the SUPERVALU Wholesale Employees’ 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The following description of the Plan provisions applies to the Plan years ended December 31, 2007 and February 28, 2007. Effective December 31, 2007, the Plan merged into the SUPERVALU Pre-Tax Savings and Profit Sharing Plan, which was then renamed the SUPERVALU STAR 401(k) Plan and amended on January 1, 2008 for other key changes, including a change in the amount of the Company match, an additional discretionary employer profit sharing contribution and earlier vesting for employer contributions.

General

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan was established for SUPERVALU INC. (“SUPERVALU” or the “Company”) Wholesale employees. The Plan covers employees in numerous local unions; therefore, it has four separate fact patterns for eligibility in the Plan. For union Plan participants, each set of eligibility requirements is governed by the specified collective bargaining agreement for which the participant is covered. Eligibility in the Plan is age 21 and after service periods between 90 days and one year.

Participant Accounts, Transfers and Mergers

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s contributions, and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants direct their accounts into one or more of the funds within the SUPERVALU INC. 401(k) Master Trust held by Bank of New York, the trustee (the “Bank of New York Master Trust”). Participant account movement between plans with an interest in the Bank of New York Master Trust prior to December 31, 2007 resulted in net transfers into the Plan of $349,235.

On December 31, 2007, participant accounts from the Plan of $17,604,393 were transferred, along with the related interest in the Bank of New York Master Trust, into the SUPERVALU Pre-Tax Savings and Profit Sharing Plan. The participants with accounts that transferred into the SUPERVALU Pre-Tax Savings and Profit Sharing Plan on December 31, 2007, were eligible to participate in the SUPERVALU Pre-Tax Savings and Profit Sharing Plan starting in January 2008.

Contributions

The Plan allows for employee contributions of 2% to 15% of their recognized compensation to the Plan, subject to limitations by the Internal Revenue Service (“IRS”). Two union groups receive employer matching contributions as a percentage of the participants’ compensation and are in accordance with the matching formula specified in the collective bargaining agreement.

Vesting

Participant contributions plus actual earnings thereon are immediately vested. Employer contributions are vested 50% after two years, 100% after three years, if applicable to the collective bargaining agreement.

Loans to Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates that equal the prime rate as published by the Wall Street Journal for the last business day of the calendar month preceding the month in which the loan was granted, plus 1%. Principal and interest is paid ratably through monthly payroll deductions, and the maximum term of any loan is five years. Loan interest rates range from 5.0% to 10.5%.

SUPERVALU WHOLESALE EMPLOYEES’ 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND FEBRUARY 28, 2007,

AND FOR THE PERIOD FROM MARCH 1, 2007 TO DECEMBER 31, 2007

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account. Benefits under the Plan are payable in a lump sum. Participants currently employed by SUPERVALU can withdraw their employee contributions and rollover contributions at any time, subject to required federal withholding. Participants may receive an in-service hardship distribution from the vested portion of their accounts after completing the appropriate application forms and receiving approval from the Plan administrator.

Voting Rights

Each participant is entitled to exercise voting rights attributable to the shares of SUPERVALU Common Stock allocated to his or her account. Shares of SUPERVALU Common Stock for which participants do not timely return proxy or voting instruction cards shall be based on instructions the trustee has received from the Company.

Forfeited Accounts

Forfeitures of nonvested amounts are used to restore forfeited accounts of rehired participants. Any remaining amounts are used to reduce the employer contributions or pay Plan expenses. During the period from March 1, 2007 to December 31, 2007, there were no forfeited nonvested accounts.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”).

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statements of Net Assets Available for Benefits presents the fair value of the Plan’s interest in the Bank of New York Master Trust as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investments Valuation and Income Recognition

The fair value of the Plan’s interests in the Bank of New York Master Trust is based on the beginning of the period value of the Plan’s interests in the Bank of New York Master Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses. Quoted market prices are used to value investments in the Bank of New York Master Trust. Mutual funds are valued at the net asset value of shares held by the Plan at year end. The fair value of the synthetic guaranteed investment contracts equals the total of the fair value of the underlying assets plus the value of the wrapper contract (see Note 3, Interest in Master Trust). Participant loans are valued at their outstanding balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

SUPERVALU WHOLESALE EMPLOYEES’ 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND FEBRUARY 28, 2007,

AND FOR THE PERIOD FROM MARCH 1, 2007 TO DECEMBER 31, 2007

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Administrative Expenses

Administrative expenses are generally paid by the Plan, except to the extent that SUPERVALU, at its discretion, directly pays for certain expenses.

Recent Accounting Pronouncements

Effective March 1, 2007, the Plan adopted Financial Accounting Standards Board (FASB) Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes. FIN 48 establishes financial accounting and disclosure requirements for recognition and measurement of tax positions taken or expected to be taken on an income tax return. The adoption of FIN 48 had no impact on the Plan’s net assets available for benefits as of December 31, 2007 or changes of net assets available for benefits for the year then ended.

3.	Interest in Master Trust

Under the terms of the trust agreement, the trustee manages investments on behalf of the Plan and are held together with assets of other plans sponsored by SUPERVALU in the Bank of New York Master Trust.

Bank of New York Master Trust

As previously noted, on December 31, 2007, participant accounts from the Plan were transferred, along with the related interest in the Bank of New York Master Trust, into the SUPERVALU Pre-Tax Savings and Profit Sharing Plan. At December 31, 2007 and February 28, 2007, the Plan’s interest in the net assets of the Bank of New York Master Trust was approximately 0% and 1.8%, respectively. Investment income and administrative expenses relating to the Bank of New York Master Trust are allocated to the individual plans based upon the ratio of net assets of the plan in that fund to the total net assets of the Bank of New York Master Trust in that fund.

Fair values of investments in the Bank of New York Master Trust are as follows:

	December 31, 2007	February 28, 2007
Investments at fair value:
Receivable from liquidated assets	$263,511,630	$—
Common and preferred Stock	154,054,108	238,066,049
SUPERVALU, INC. Common Stock	99,713,752	98,086,887
Mutual funds / pooled separate accounts	89,748,380	256,160,402
Corporate bonds and debentures	99,713,752	98,086,887
Commercial paper and short-term investments	1,957,177	3,925,261
Synthetic guaranteed investment contract	207,293,150	185,441,172

Total investments at fair value	915,991,949	879,766,658

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,487,479)	3,104,686

Total investments at contract value	$914,504,470	$882,871,344

SUPERVALU WHOLESALE EMPLOYEES’ 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND FEBRUARY 28, 2007,

AND FOR THE PERIOD FROM MARCH 1, 2007 TO DECEMBER 31, 2007

Investment income for the Bank of New York Master Trust for the period from March 1, 2007 to December 31, 2007 is as follows:

2007
Investment income:
Net appreciation (depreciation) in fair value of investments:
Common and preferred stock	$6,529,160
Mutual funds / pooled separate accounts	14,811,413
Corporate bonds and debentures	12,668,511

34,009,084
Dividends	2,021,090
Interest	7,027,681

Net investment income	$43,057,855

The Bank of New York Master Trust holds an investment in a Principal Conservation Fund, which includes a synthetic guaranteed investment contract (“GIC”). As of December 31, 2007 and February 28, 2007, the synthetic GIC is presented at fair value of $207,293,150 and $185,441,172, respectively, in the table above. In determining the net assets available for benefits, as of December 31, 2007 and February 28, 2007, the synthetic GIC is recorded at its contract value of $205,805,671 and $188,545,858, respectively, which is equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit responsive.

Contract value, as reported to the Plan by the trustee, represents contributions made under the contract, plus earnings, less participant withdrawals. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed and reset on a quarterly basis. The crediting interest rate at December 31, 2007 and February 28, 2007 was 4.37% and 5.01%, respectively. The average yield at December 31, 2007 and February 28, 2007 was 5.01% and 5.40%, respectively.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan or (3) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.

The synthetic GIC does not permit the insurance company to terminate the agreement except under certain circumstances per the terms of the agreement. The Company and Plan may terminate the agreement upon 30 days notice. The GIC is placed with a financial institution with a credit rating of A.

4.	Federal Income Tax Status

The IRS has determined and informed the Company by letter dated May 8, 2002, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s ERISA counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5.	Related-Party Transactions

Certain investments in the Bank of New York Master Trust are shares of mutual funds managed by the trustee. Transactions with the trustee qualify as party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

SUPERVALU WHOLESALE EMPLOYEES’ 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007 AND FEBRUARY 28, 2007,

AND FOR THE PERIOD FROM MARCH 1, 2007 TO DECEMBER 31, 2007

6.	Reconciliation of the Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31, 2007	February 28, 2007
Net assets available for benefits per the financial statements	$—	$16,655,305
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	(74,699)

Net assets available for benefits per Form 5500	$—	$16,580,606

The following is a reconciliation of investment income per the financial statements to Form 5500 for the period from March 1, 2007 to December 31, 2007:

Investment income per the financial statements	$764,452
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	74,699

Investment income per Form 5500	$839,151

Net assets available for benefits are reported at contract value in the financial statements and at fair value in the Form 5500.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the SUPERVALU Wholesale Employees’ 401(k) Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SUPERVALU Wholesale Employees’ 401(k) Plan

DATE: June 30, 2008	By:	SUPERVALU INC., the plan administrator

		By:	/s/ Sherry M. Smith
Sherry M. Smith
Senior Vice President, Finance